SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - N I R E nº 35.3.001.587.9-2 Publicly-held Company, with Authorized Capital

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS, HELD ON DECEMBER 17, 2010.

1.         DATE, TIME AND PLACE: December 17th, 2010, at 11:00 a.m., on Av. Roque Petroni Junior, 1464, 6º andar, lado B, in the City of São Paulo, State of São Paulo.

2.         CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez López – Chairman, and Breno Rodrigo Pacheco de Oliveira - Secretary.

3.         INSTATEMENT: the meeting was instated with the attendance of the undersigned Directors, representing a quorum in conformity with the Articles of Incorporation.

4.         AGENDA: to pass a resolution on the following matter: (i) proposal for distribution of interest on the own capital of the Company to its shareholders.

5.         RESOLUTIONS: after the meeting was opened, the Directors present thereto reviewed and discussed the Management’s proposal for distribution of interest on the own capital (“Interest”) and, consequently, resolved, by unanimous vote, to:

5.1.    approve the payment of Interest in the total amount of two hundred and twenty million reais (R$ 220,000,000.00), equivalent to R$ 0.467979560 net per common or preferred share held as of 12/31/2010, already deducted by the Withholding Income Tax of fifteen per cent (15%), except for corporate shareholders that are exempted from the referred taxation, which will receive R$ 0.550564188 per common or preferred share, in conformity with the amount calculated in the end of fiscal year 2010.

5.2.    authorize the Board of Executive Officers: (i) to take all the necessary steps for reported Interest to be credited on an individual basis, as from 12/31/2010, to the account of the Company’s shareholders; (ii) the payment date shall be decided at the Regular Shareholders’ Meeting to be held until April 2011 and the payment shall be effected as follows: 1) credit to such bank account as informed by the shareholder; 2) to those shareholders whose designated bank accounts are blocked or inactive, the Interest amount shall be held available, the same occurring to those whose CPF (individual taxpayer) or CNPJ (corporate taxpayer) number does not appear in the Company’s records, until the legal requirement is duly met.
Since there was nothing else to be discussed, the meeting was adjourned for the necessary time for these minutes to be drawn-up, which were read, approved and signed by the Directors and by the Secretary, and following transcribed in the proper book.

SIGNATURES: Luis Miguel Gilpérez López – Chairman of the Board of Directors and Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira – Secretary; Félix Pablo Ivorra Cano; Ignácio Aller Mallo; Emilio Gayo Rodriguéz; Ignacio Cuesta Martin-Gil; Eduardo Fernando Caride; Antonio Gonçalves de Oliveira; José Guimarães Monforte – Directors.

This certificate is a faithful copy of the original minutes of the special meeting of the Board of Directors, held on December 17th, 2010, which were drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.